September 22, 2017

VIA EDGAR

Hugh West, Accounting Branch Chief

Lory Empie, Staff Accountant

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Noah Holdings Limited
Form 20-F for Fiscal Year Ended December 31, 2016
Filed April 21, 2017
File No. 001-34936

Dear Messrs. West and Empie:

Noah Holdings Limited (the “Company”) thanks the staff of the Securities and Exchange Commission (the “Staff”) for its review of and comments on the Company’s annual report on Form 20-F filed on April 21, 2017 (the “2016 Annual Report”) contained in a letter dated August 31, 2017.

The Company’s responses to the Staff’s comments are set forth below.

Form 20-F for the Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements

Note 2-Summary of Principal Accounting Policies

(y) Factoring, Page F-23

1. We note that you started to offer factoring products in 2016. It appears from your disclosure that in certain instances your factoring activities qualified for sale accounting in accordance with ASC 860, while other activities resulted in secured borrowings. Please respond to the following:

•	For those transactions that qualified for sale accounting, provide us with your accounting analysis referring to the specific authoritative guidance you used to support your conclusion. Your response should address all of the relevant guidance of ASC 860-20 (including but not limited to initial measurement and derecognition).

The Company respectfully advises the Staff that, as disclosed in the Company’s financial statements in its 2016 Annual Report, “The Company started to offer factoring products in 2016 through one of its subsidiaries, whereas the Company acquires accounts receivable from unrelated third parties at a discount to the face amount on a recourse basis, and immediately transfers the right to the receivables (“factoring receivables”) on its internet financial service platform in smaller tranches to individual investors.”

Background:

In 2016, the Company commenced providing loans to third-party entities in need of short-term financing (referred to below as the “Original Creditors”). These loans are structured as factoring financing with recourse and are collateralized by trade receivables which have resulted from normal business transactions between the Original Creditors and their debtors (referred to below as the “Original Debtors”). The principal balance of the loans are originated at a discount to the underlying collateral’s par value, which typically provides the Original Creditor with financing for 80% to 90% of the receivable balance. The Company charges the Original Creditor interest on the loan (“interest rate A”) in addition to a one-time commission fee. The one-time commission fee, which compensates the Company for services provided to originate the loan, is payable upon loan origination and is typically collected separately from loan proceeds. The terms of the loan contract stipulate that the Company’s rights to the underlying receivables are senior to those of the Original Creditor. Therefore, the cash received from the Original Debtor must first be used to repay the loan, including principal, interest, and fees. Any collections from the Original Debtor in excess of these payments is retained by the Original Creditor. Structuring the loan in this manner increases the likelihood that the loan will be repaid in full. Legally, the Company has purchased the receivables from the Original Creditor. However, given the nature of the recourse retained by the Original Creditor, the purchase of the receivables does not meet the sale accounting criteria in ASC 860, Transfers and Servicing. As a result, the Company accounts for the purchase of the receivables as a secured lending arrangement.

Immediately after origination, the Company sells these newly originated loans to registered investors (“Transferees”) through its online financial service platform. All terms and conditions of the loans sold, with the sole exception of the interest which is payable to the Transferees at a rate lower than interest rate A (“interest rate B”), are identical to loan originated by the Company. The difference between interest rate A and interest rate B represents a fair market rate charged by the Company for services to be provided (“Service Fee”) to the Transferees purchasing the loans. The Service Fee includes, but is not limited to, online platform usage and the collection and distribution of cash flows from the underlying receivables. Once the contract has been executed and consideration has been paid to the Company, the loan is deemed to be legally transferred to the Transferees in its entirety.

According to the agreement between the Company and each Transferee, the Company is authorized to collect payments from the relevant Original Debtor on behalf of such Transferee and to distribute those proceeds to such Transferee after deducting the Service Fee earned. In addition, the agreement stipulates that the return of principal and payment of interest to the Transferee is not guaranteed and will not exceed the amount collected by the Company from the Original Debtor, less the fee charged by the Company. The Company has no obligation to compensate the Transferees if the actual return is lower than the expected return.

Upon acquisition, the Transferee may pledge, hypothecate, assign, transfer or otherwise convey the acquired loan at its discretion. Transferees are free to engage in such activities on or outside of the Company’s online platform.

The Company ceased selling such financial products on its online platform starting from the third quarter of 2017.

Loan Transfers Accounted for as Secured Borrowings in Accordance with ASC 860:

The Company respectfully advises the Staff that there were also several revolving transactions that occurred in 2016 in which the Company sold investors a financial product collateralized by cash flows from a pool of receivables from different creditors with different terms. The creditors had the unilateral ability to replace the loans in the pool with new loans to ensure the pool consists of sufficient loans necessary for compliance with the agreed-upon terms of the financial product. The creditors did not, and were not required to, inform the investors of these changes. As investors were not made aware of all changes in or replacements of underlying loans, the Company’s external legal counsel as to the laws of the People’s Republic of China (“PRC”) (which laws govern these arrangements) has concluded that the risks and rewards of these loans were not transferred to the investors, thereby inhibiting their ability to achieve legal isolation. Accordingly, these transfers did not meet the criterion described under ASC 860-10-40-5(a) – Isolation of transferred financial assets, and were accounted for as secured borrowings (“Secured Borrowing Transactions”). This program is no longer active on the Company’s online platform, and the associated Service Fees and one-time commission fees were not deemed material to the Company’s 2016 financial statements.

Loan Transfers that Qualify for Sale Accounting in Accordance with ASC 860:

The Company evaluated the transfer of the loans to Transferees through its online platform pursuant to the sale accounting guidance in ASC 860. In determining the appropriate sale accounting analysis to perform in ASC 860, it is important to determine the unit of account of what is being transferred and whether the transfer represents the transfer of an entire financial asset or a transfer of rights to certain cash flows of a financial asset.

The Company considered the guidance in ASC 860-10-40-6A regarding the definition of a participating interest and notes that these sales transactions do not reflect the transfer or assignment of specific cash flows of the loans through a separate agreement with the Transferee. Rather, as stated in the analysis below, ownership and full legal title of the underlying loans are deemed to be legally transferred, in their entirety, to Transferees upon sale. The Company considered the guidance in ASC 860-10-40-4D which states, in part, “[t]o be eligible for sale accounting, an entire financial asset cannot be divided into components before a transfer unless all of the components meet the definition of a participating interest. The legal form of the asset and what the asset conveys to its holders shall be considered in determining what constitutes an entire financial asset.” In considering this guidance and the implementation example in ASC 860-10-55-17E, the Company concluded based on consultation with external legal counsel as to the laws of the PRC that the nature of each transaction through its platform is a transfer to each Transferee of the entire loan extended to the Original Creditors. The sales contract with Transferees does not represent a right to certain cash flows but legally conveys the entire loan originated to Transferees. As a result, the Company does not believe the participating interest guidance in ACS 860-10-40-6A is applicable to this transaction. Rather, the Company evaluated whether the transfer of the entire loan originated to the Original Creditor should be considered a sale pursuant to the guidance in ASC 860-10-40-5 as follows:

a.	Isolation of transferred financial assets. The transferred financial assets have been isolated from the transferor—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership. Transferred financial assets are isolated in bankruptcy or other receivership only if the transferred financial assets would be beyond the reach of the powers of a bankruptcy trustee or other receiver for the transferor or any of its consolidated affiliates included in the financial statements being presented.

The Company received a “would level” True Sale Opinion as it relates to the laws of the PRC from the Company’s external PRC legal counsel. This True Sale Opinion states that the transferred loans are legally isolated from the Company such that in the event of a bankruptcy (or other receivership, if applicable) of the Company, neither the Company nor its creditors would have any claim to the transferred loans. The True Sale Opinion supports the Company’s conclusion that each loan in its entirety is legally transferred and all risks and rewards of each loan are considered legally transferred to the Transferees upon execution of the aforementioned standardized contract and transfer of the agreed-upon consideration.

Based on the above analysis and advice from the Company’s external legal counsel as to PRC laws, the Company concluded that the legal isolation criterion has been met.

b.	Transferee’s rights to pledge or exchange. This condition is met if both of the following conditions are met:

1.	Each transferee (or, if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities and that entity is constrained from pledging or exchanging the assets it receives, each third-party holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received.

2.	No condition does both of the following:

i.	Constrains the transferee (or third-party holder of its beneficial interests) from taking advantage of its right to pledge or exchange

ii.	Provides more than a trivial benefit to the transferor (see paragraphs 860-10-40-15 through 40-21).

If the transferor, its consolidated affiliates included in the financial statements being presented, and its agents have no continuing involvement with the transferred financial assets, the condition under paragraph 860-10-40-5(b) is met.

As discussed above, the loans transferred to Transferees through the Company’s online platform can be subsequently pledged, hypothecated, assigned, transferred or otherwise conveyed with third parties at the Transferee’s discretion either on or outside of the Company’s platform. The total number of registered investors on the Company’s platform was 402,815 as of December 31, 2016, which is considered sufficient to provide liquidity such that any transaction price would be deemed to occur at fair market value. The Company, as operator of the internet financial platform, does not and has no intention to affect the terms of or restrict such transactions among Transferees. In addition, the Transferees are not legally or contractually restricted from transferring the loans outside of the Company’s online platform.

The Company’s continuing involvement with the transferred loans is contractually limited to its specified administrative responsibilities, including loan servicing and, if necessary, filing claims against the Original Debtors on the Transferees’ behalf in the event of default. These rights and responsibilities would transfer with the loans if transferred by the original Transferees. Fees for these services are charged at market rates, and do not provide more than a trivial benefit to the Company. As such, the Company submits that the conditions of 860-10-40-5(b) are met.

c.	Effective control. The transferor, its consolidated affiliates included in the financial statements being presented, or its agents do not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets (see paragraph 860-10-40-22A). A transferor’s effective control over the transferred financial assets includes, but is not limited to, any of the following:

1.	An agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity (see paragraphs 860-10-40-23 through 40-27)

2.	An agreement, other than through a cleanup call (see paragraphs 860-10-40-28 through 40-39), that provides the transferor with both of the following:

i.	The unilateral ability to cause the holder to return specific financial assets

ii.	A more-than-trivial-benefit attributable to that ability.

3.	An agreement that permits the transferee to require the transferor to repurchase the transferred financial assets at a price that is so favorable to the transferee that it is probable that the transferee will require the transferor to repurchase them (see paragraph 860-10-55-42D).

There are no terms in the contracts by and between the Company and the Transferees (or other arrangements with the Transferees) that provide the Company or any affiliate or agent with the right and/or obligation to repurchase the transferred loans as contemplated in the guidance above. Subsequent to transfer, the only continuing involvement the Company has with the transferred loans is its servicing responsibilities. Therefore, the Company does not believe it has any basis to exercise effective control over the transferred loans.

Based on the analysis of the Company’s facts and circumstances, with consideration of the guidance above, the Company submits that the transfer of loans by the Company to Transferees meets the conditions for derecognition described at ASC 860-10-40-5.

Servicing Assets and Liabilities

The Company also considered whether recognition of a servicing asset or liability was required under ASC Subtopic 860-50, Servicing Assets and Liabilities, for the servicing rights retained upon transfer of loans to the Transferees. ASC 860-50-25-1(c) states that an entity shall recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in the situation of an acquisition or assumption of a servicing obligation that does not relate to financial assets of the servicer or its consolidated affiliates included in the financial statements being presented. Notwithstanding the above, the Company has concluded that no servicing asset or liability should be recorded for the year ended December 31, 2016 because the Service Fee is charged at market rates and provides adequate compensation for the service. In order to draw this conclusion, the Company evaluated its historical performance for comparable services and conducted market research to assess fees charged by other market participants for similar services in the PRC. Based on the Company’s research, it concluded that service fees are charged at market rates. The Company further notes that, given the short-term nature of the loans (having a maturity of less than one year), the value of any related services would be immaterial. As a result, no servicing asset or liability was recorded.

•	Tell us and revise your future filings to clarify, the amount of any gains or losses recognized and where those amounts are presented in your consolidated statements of operations.

The Company respectfully advises the Staff that it engages in loan origination with the intention of immediately selling the loans at par value to the Transferees via the Company’s online platform. All terms of the originated loan match those of the transferred loans, with the exception of the stated interest rate, which is reduced to account for an implicit service fee charged at market rates. As loans are sold at book value, there is no gain or loss generated at the sale of a loan. Rather, the Company profits from this business model by charging commission and servicing fees on the loans.

Commission and servicing fees earned from this business are recognized as revenue in accordance with ASC 605, Revenue Recognition. In the year ended December 31, 2016, the Company recognized RMB30.7 million in revenue for one-time commission fees charged to the Original Creditors upon origination of the loans (initially deferred, and subsequently recognized in full upon sale to the Transferees). The Company also recognized RMB28.1 million in service fee revenue for loan servicing provided to individual investors. These services include, but are not limited to, online platform usage and the collection and distribution of cash flows from the underlying receivables. The commission and servicing fees, which have been researched and deemed to reflect market rates, are calculated as a fixed percentage of the loan balance.

As the revenue earned from this business model is immaterial to revenue in total or each revenue line item the one-time commission and servicing fees were grouped into (one-time commission and recurring service fees, respectively), the Company did not separately disclose the amount in its 2016 Annual Report. The Company will separately disclose this revenue stream in the future filings, if it becomes material.

•	Explain to us how your current disclosure meets each of the requirements of ASC 860-10-50 and ASC 860-20-50. Please advise or revise your future filings as necessary.

The Company respectfully submits that the disclosure requirement in ASC 860-20-50 is not applicable to the Company, as no servicing asset or liability is recognized for the loans sold (see explanation above).

The accounting guidance at ASC 860-10-50-3 has the following disclosure requirement:

The principal objectives of the disclosure requirements of this Topic are to provide financial statement users with an understanding of all of the following:

a.	A transferor’s continuing involvement, if any, with transferred financial assets

b.	The nature of any restrictions on assets reported by an entity in its statement of financial position that relate to a transferred financial asset, including the carrying amounts of those assets

c.	How servicing assets and servicing liabilities are reported under Subtopic 860-50

d.	For both of the following, how the transfer of financial assets affects an entity’s financial position, financial performance, and cash flows

1.	Transfers accounted for as sales, if a transferor has continuing involvement with the transferred financial assets

2.	Transfers of financial assets accounted for as secured borrowings

With regards to criterion (a), the Company’s continuing involvement with the transferred financial assets is limited to the services performed as a collection agent to collect and disburse cash flows received from the underlying receivables to the Transferees. The amount of revenue recognized for such services is not material to the consolidated financial statements for the year ended December 31, 2016 and was not separately disclosed.

With regards to criterion (b), the Company has no retained interest in the transferred loans and proposes to add a sentence in the note 2(y) in its future Form 20-F filings (please refer to the last sentence added in the proposed disclosure).

Criterion (c) is not applicable as there are no servicing assets or liabilities recognized (see explanation above).

With regards to criterion (d), the Company has disclosed how the transfer of financial assets has impacted the financial position, financial performance, and cash flows of the Company in note 2(y) “Factoring” on page F-23 in its 2016 Annual Report.

In response to the Staff’s comment, the Company proposes to add the following disclosure in note 2(y) in its future Form 20-F filings in substantially the same form as follows (the revised part is strikethrough or underlined):

“The Company ~~started to offer factoring products~~ developed a new business model in 2016 through one of its subsidiaries, ~~whereas~~ whereby the Company ~~acquires accounts receivable from~~ issues loans to unrelated third parties ~~at a discount to~~ which are collateralized by trade receivables resulting from normal business transactions between the ~~face amount on a~~ original creditor and their debtors. Legally, the Company has acquired the underlying trade receivables. However, given the nature of the recourse ~~basis, and~~ retained by the original creditor, the purchase of trade receivables does not meet the criteria in ASC 860, Transfers and Servicing, and is therefore accounted for as a secured lending arrangement. Upon origination, the loans are immediately ~~transfers the right to the receivables (“factoring receivables”) on its~~ transferred to individual investors on the Company’s internet financial service platform ~~in smaller tranches to individual investors~~. The Company accounts for the transfer of ~~factoring receivables~~ the loans in accordance with ASC 860~~, “Transfers and Servicing” (“ASC 860”). For a transfer to be considered a sale, cash receipts and cash payments resulting from~~ . Such business through the Company’s online platform was terminated from the ~~acquisitions and sales are classified as operating cash flows~~ third quarter of 2017.

Transfers that do not qualify for sale accounting in accordance with ASC 860 are accounted for as secured borrowings with the proceeds received from the individual investors as “loan payables from the factoring ~~payables~~ business” on the consolidated balance sheets, and the advancements to the original holders of the accounts receivables as ~~factoring~~ “loan receivables from the factoring business” on the consolidated balance sheets. The cash flows related to purchases and collections of the ~~pledged~~ loan receivables from the factoring ~~receivables~~ business are included within the cash flows from investing activities category, and the proceeds and payments related to the transfer of the ~~right~~ rights to the loan receivables from the factoring business are included within the cash flows from financing activities in the consolidated statement of cash flows.

For transfers that qualify for sale accounting in accordance with ASC 860, cash receipts and cash payments resulting from their acquisition and sale are classified as operating cash flows. As the loans are sold at par value, no gain or loss is recorded as a result. The Company’s continuing involvement subsequent to the transfer is limited to the services performed as a collection agent to collect and disburse cash flows received from the underlying receivables to the individual investors, and does not provide guarantee on the return of the receivables. The Company has no retained interests, servicing assets, or servicing liabilities related to the loans sold.”

*      *      *

If you have any questions regarding this submission, please contact our compliance counsel, Mr. Paul Boltz Jr. of Gibson, Dunn & Crutcher, at +852 2214 3723 or PBoltz@gibsondunn.com or contact me, the Chief Financial Officer of the Company, at shang.chuang@noahwm.com.

Very truly yours,

/s/ Shang Yan Chuang
Shang Yan Chuang

Enclosures

cc:	Jingbo Wang, Co-founder, Chairman and Chief Executive Officer, Noah Holdings Limited
Paul Boltz Jr., Gibson, Dunn & Crutcher
Neo Hong Lin, Deloitte Touche Tohmatsu Certified Public Accountants LLP